Filed by Ares Dynamic Credit Allocation Fund, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Securities Act File No. 333-203285

Investment Company Act File No. 811-22535

Ares Dynamic Credit Allocation Fund, Inc.

2000 Avenue of the Stars, 12th Floor

Los Angeles, CA 90067

TIME IS SHORT

PLEASE VOTE YOUR PROXY TODAY

[•], 2015

Dear Stockholder:

According to our latest records, we have not received your voting instructions for the Special Meeting of Stockholders of Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”) to be held on Tuesday, July 14, 2015.  Your vote is extremely important, no matter how many shares you hold. If we do not obtain enough votes to conduct the meeting, we will have to adjourn and continue to request stockholder participation to reach required quorum.

For the reasons set forth in the joint proxy statement/prospectus, dated June 15, 2015, the Board of Directors of ARDC recommends that you vote “FOR” each proposal. Please vote via the internet at www.proxyvote.com as soon as possible or alternatively, please sign, date, and return the enclosed proxy card.

Please understand that it is critical that we receive your vote so that we may complete the business of the Special Meeting of Stockholders without additional delay.

If you need assistance voting your shares, please call D.F. King toll-free at (866) 796-7186 or collect at (212) 269-5550. On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

Seth J. Brufsky
Director, President and Chief Executive Officer of the Funds